April 9, 2014

VIA EDGAR AND FEDERAL EXPRESS

Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Maxim Integrated Products, Inc.
Form 10-K for the Fiscal Year Ended June 29, 2013
Filed August 13, 2013
Form 10-Q for the Quarterly Period Ended December 28, 2013
Filed February 3, 2014
File No. 001-34192

Dear Mr. James:

This letter responds to the comments raised in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated March 19, 2014 (the “Comment Letter”), regarding the Staff’s review of (i) the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q of Maxim Integrated Products, Inc. (“we” or the “Company”) and (ii) the Company’s prior response letters dated March 12, 2014 and February 5, 2014. We have repeated the Staff’s comments below in italics and following each comment is our response thereto.

Form 10-K for the Fiscal Year Ended June 29, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Provision for Income Taxes, page 27

1.
We note your response to prior comments 1, 3, and 4, as well as your prior responses to comments 4 and 5 in your response dated February 5, 2014. We also note from page 64 that you do not disclose any revenues attributable to Ireland and that almost all of your pre-tax profit from foreign operations for tax purposes is attributable to Ireland. To enhance an investor’s understanding of income taxes on your current and future results of operations, please explain in greater detail the relationship between your foreign operating pre-tax income and your effective tax rates. For example, consider disclosing that your pre-tax profit from foreign operations is attributable to Ireland and provide an analysis of possible outcomes or implications on your operations including your effective tax rates in the various jurisdictions and address such conditions and events. In addition, separately discuss the changes in the amount of your pre-tax earnings reported from foreign operations as compared to domestic operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response: We will provide greater detail in our future MD&A filings regarding the relationship between our foreign operating pre-tax income and our effective tax rates. To demonstrate how we will enhance an investor’s understanding of income taxes on our current and future results of operations, we have provided below a supplemental disclosure pertaining to fiscal 2013, which we would plan to include in our MD&A in our Annual Report on Form 10-K for the year ended June 28, 2014. The disclosure below is as shown in our Annual Report on Form 10-K for the year ended June 29, 2013, marked for changes:

Provision for Income Taxes

Our annual income tax expense from continuing operations was $118.0 million, $177.8 million, and $172.7 million, in fiscal years 2013, 2012 and 2011, respectively. The effective tax rate from continuing operations was 20.7%, 33.4% and 26.1% for fiscal years 2013, 2012 and 2011, respectively. The Company's federal statutory tax rate is 35%.

The Company's fiscal year 2013 effective tax rate was lower than the statutory tax rate primarily because of earnings of foreign subsidiaries taxed at lower tax rates, partially offset by stock-based compensation for which no tax benefit is expected. The income tax provision for the fiscal year 2013 included a $3.9 million discrete tax benefit for the retroactive extension of the U.S. federal research tax credit to January 1, 2012 by legislation that was signed into law on January 2, 2013 and a $21.4 million discrete tax charge for research and development expenses of a foreign subsidiary for which no tax benefit was available.

The Company's fiscal year 2012 effective tax rate was lower than the statutory tax rate primarily because of earnings of foreign subsidiaries taxed at lower tax rates, partially offset by stock-based compensation for which no tax benefit is expected. The income tax provision for the fiscal year 2012 included a $52.6 million discrete tax charge for research and development expenses of a foreign subsidiary for which no tax benefit was available.

The Company's fiscal year 2011 effective tax rate was lower than the statutory tax rate primarily because of a $39.4 million benefit for the realization of unrecognized tax benefits, including related interest, and earnings of foreign subsidiaries taxed at lower tax rates, partially offset by $8.1 million relating to fiscal year 2010 adjustments for differences between our finalized tax return and the tax provision originally recorded. The income tax provision for the fiscal year 2011 included a $3.6 million discrete tax benefit for the retroactive extension of the U.S. federal research tax credit to January 1, 2010 by legislation that was signed into law on December 17, 2010 and a $8.6 million discrete tax charge for research and development expenses of a foreign subsidiary for which no tax benefit was available.

The Company has various entities domiciled within and outside the United States. The following is a breakout of our U.S. and Foreign income before income taxes (in thousands):

Amount of Pre-Tax Income
	FY13	FY12	FY11
Domestic	$69,680	$184,414	$376,717
Foreign	500,599	348,319	284,954
Total	$570,279	$532,733	$661,671

As shown above, a higher percentage of our pre-tax income in fiscal year 2013 came from our foreign operations, which was primarily earned by our Irish operations. The pre-tax income split between our domestic and foreign operations has changed in recent years primarily due to a consolidation of our international business to our Irish operations which took several years to complete. The impact of the change in pre-tax income from domestic to foreign reduced our effective tax rate by approximately 16% in fiscal 2013 as compared to approximately 4% in fiscal 2012. A relative increase in earnings in lower tax jurisdictions such as Ireland may lower our consolidated effective tax rate, while a relative increase in earnings in higher tax jurisdictions, such as the United States may increase our consolidated effective tax rate.

Item 8. Financial Statements

Note 16. Income Taxes, page 66

2.	In future filings, separately disclose the income before income tax expense for domestic operations in addition to your foreign operations. We refer you to Rule 4-08(h) of Regulation S-X.

Response: In future filings, the Company will separately disclose our income before income tax expense for domestic operations in addition to our foreign operations.

Form 10-Q for the Quarterly Period Ended December 28, 2013

Note 11. Commitments and Contingencies, page 18

3. We note your response to prior comment 6. Please revise your future filings to disclose the approximate term of the product warranties that you provide to your strategic customers in limited circumstances. Refer to the guidance in FASB ASC 460-10-50-4(a)(1).

Response: In future filings, the Company will disclose the approximate term of the product warranties that it provides to select strategic customers in limited circumstances.

4. Further to the above, we note that your proposed disclosure states that your financial responsibility may extend beyond repairing or replacing the product or crediting the customer’s account and losses and /or damages resulting from the defective products. In future filings, please further revise the note to clarify the nature of any obligations other than repairing or replacing the product or crediting the customer’s account and losses and /or damages resulting from the defective products.

Response: In future filings, the Company will clarify the nature of any obligations other than repairing or replacing the product or crediting its customer’s account which may also include financial responsibility, such as the payment of monetary compensation to reimburse the customer for its financial losses on a case-by-case basis.

* * * *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact me at (408) 601-5865 with any follow-up questions you may have.

Sincerely,

MAXIM INTEGRATED PRODUCTS, INC.

/s/ Mark J. Casper

By:	Mark J. Casper
Vice President, Legal
Maxim Integrated Products, Inc.

cc:	Dave Caron
Principal Accounting Officer
Maxim Integrated Products, Inc.

Bruce Kiddoo
Chief Financial Officer
Maxim Integrated Products, Inc.

Edwin B. Medlin, Esq.
Vice President and General Counsel
Maxim Integrated Products, Inc.

Craig W. Adas, Esq.
Weil, Gotshal & Manges LLP